UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NATIONAL WESTERN LIFE GROUP INC.
(Name of Issuer)

Class A Common Stock ($0.01 par value)
(Title of Class of Securities)

638517102
(CUSIP Number)

Robert L. Moody, Jr.
2302 Postoffice St., Suite 601
Galveston, Texas 77550
(409) 449-1636
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638517102

1.Names of Reporting Persons:

Moody RLM Jr. Interests, Ltd.

2.Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[x]

3.SEC Use Only

4.Source of Funds (See instructions)

OO

5.Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

Texas

Number of shares7.  Sole Voting Power: 0

Beneficially owned8.  Shared Voting Power: 289,474

By each reporting9.  Sole Dispositive Power:  0

Person with:10.  Shared Dispositive Power: 289,474

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

289,474

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

13.Percent of Class Represented by Amount in Row (11):

8.42%

14.Type of Reporting Person (See Instructions):

PN

CUSIP No. 638517102

1.Names of Reporting Persons:

Moody RLM Jr. Management Company LLC

2.Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[x]

3.SEC Use Only

4.Source of Funds (See instructions)

Not Applicable.

5.Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

Texas

Number of shares7.  Sole Voting Power: 0

Beneficially owned8.  Shared Voting Power: 289,474

By each reporting9.  Sole Dispositive Power:  0

Person with:10.  Shared Dispositive Power: 289,474

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

289,474

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

13.Percent of Class Represented by Amount in Row (11):

8.42%

14.Type of Reporting Person (See Instructions):

OO

CUSIP No. 638517102

1.Names of Reporting Persons:

Robert L. Moody, Jr.

2.Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[x]

3.SEC Use Only

4.Source of Funds (See instructions)

Not Applicable.

5.Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

U.S.A.

Number of shares7.  Sole Voting Power: 0

Beneficially owned8.  Shared Voting Power: 298,390

By each reporting9.  Sole Dispositive Power:  0

Person with:10.  Shared Dispositive Power: 298,390

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

8,916

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock of National Western Life Group, Inc. (“Issuer”).  The address of Issuer’s principal executive offices is 10801 N. Mopac Expy Bldg 3, Austin, Texas 78759.

Item 2.  Identity and Background.

(a)Moody RLM Jr. Interests Ltd.

Moody RLM Jr. Management Company LLC

Robert L. Moody, Jr.

(b)The address of the principal business office of Moody RLM Jr. Interests Ltd., Moody RLM Jr. Management Company LLC, is:

2302 Postoffice St., Suite 601

Galveston, Texas 77550

The address of the principal business office of Robert L. Moody, Jr is:

2302 Postoffice St., Suite 601

Galveston, Texas 77550

(c)Moody RLM Jr. Interests Ltd., Moody RLM Jr. Management Company LLC are engaged in investments.

Robert L. Moody, Jr. is engaged in investments.

(d)None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Robert L. Moody, Jr., is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 30, 2020, Moody National Bank, for and on behalf of the Robert L. Moody Revocable Trust as its trustee transferred 289,474 shares of Issuer’s Class A Common Stock owned by such revocable trust to Moody RLM Jr. Interests Ltd. (the “RLM Jr. Partnership”), in exchange for all of the Class A limited partnership interest of the RLM Jr. Partnership.

Item 4.  Purpose of Transaction.

The acquisition of Issuer securities by the RLM Jr. Partnership was made in connection with business and estate planning for Robert L. Moody, Sr.  The Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of Schedule 13D.  Following the acquisition of Issuer securities by the RLM Jr. Partnership, the Reporting Persons will consider a variety of alternatives to preserve and maximize the value of the RLM Jr. Partnership’s investment in the Issuer in light of a number of considerations, including the financial performance of the Issuer, tax planning matters, and general economic and market conditions.  Accordingly, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)The RLM Jr Partnership beneficially owns 289,474 shares of Issuer’s Class A Common Stock, representing 8.42% of such class.

As general partner of the RLM Jr. Partnership, Moody RLM Jr. Management Company LLC may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RLM Jr. Partnership.

Robert L. Moody, Jr. beneficially owns 8,916 shares of Issuer’s Class A Common stock, representing less than 1% of such class. As sole manager of Moody RLM Jr. Management Company LLC, Robert L. Moody, Jr., may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RLM Jr. Partnership.  Robert L. Moody, Jr., disclaims beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RLM Jr. Partnership pursuant to Rule 13d-4.

(b)Number of shares as to which such person has:

 (i)Sole power to vote or to direct the vote:

 None.

 (ii)Shared power to vote or to direct the vote:

The RLM Jr. Partnership and Moody RLM Jr. Management Company LLC have shared power to vote or direct the vote of 289,474 shares of Issuer’s Class A Common Stock.

Robert L. Moody, Jr. has shared power to vote or direct the vote of 298,390 shares of Issuer’s Class A Common Stock.

(iii)Sole power to dispose or to direct the disposition of:

None.

(iv)Shared power to dispose or to direct the disposition of:

The RLM Jr. Partnership and Moody RLM Jr. Management Company LLC have shared power to dispose or direct the disposition of 289,474 shares of Issuer’s Class A Common Stock.

Robert L. Moody, Jr. has shared power to dispose or direct the disposition of 298,390 shares of Issuer’s Class A Common Stock.

(c)As part of business and estate planning for Robert L. Moody, Sr., on March 30, 2020, Moody National Bank, for and on behalf of the Robert L. Moody Revocable Trust as its trustee, transferred 1,157,896 shares of Issuer’s Class A Common Stock owned by such trust to the following four entities in equal amounts of 289,474 shares each: the RSM Partnership, Moody FAMD Interests Ltd., Moody RLM Jr. Interests Ltd., and Moody RRM Interests Ltd.  Each of such transfers was made in consideration for the Class A limited partnership interest of each respective transferee limited partnership.

(d)Not applicable.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 5(a) above are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Attached hereto as Exhibit A is a Joint Filing Agreement dated April 7, 2020 by and among the RLM Jr. Partnership, Moody RLM Jr. Management Company LLC, Robert L. Moody, Jr.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

Moody RLM Jr. Interests Ltd.

By: Moody RLM Jr. Management Company LLC, its general partner

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr, Manager

Moody RLM Jr. Management Company LLC

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr, Manager

Robert L. Moody, Jr.

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of National Western Life Group, Inc. dated as of April 7, 2020 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 7, 2020

Moody RLM Jr. Interests Ltd.

By: Moody RLM Jr. Management Company LLC, its general partner

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr, Manager

Moody RLM Jr. Management Company LLC

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr, Manager

Robert L. Moody, Jr.

By:   /s/ Robert L. Moody, Jr.

Robert L. Moody, Jr.